Exhibit 99(a)

CAPITALIZATION AND INDEBTEDNESS

The following table presents our capitalization and indebtedness at March 31, 2018:

At March 31, 2018
(in millions)
Total short-term borrowings(1)	¥39,024,637

Long-term debt:
Obligations under capital leases	18,714
Obligation under sale-and-leaseback transactions	41,892
Unsubordinated debt	21,497,003
Subordinated debt	4,853,024
Obligations under loan securitization transactions	672,612
Debt issuance costs	(13,689)

Total long-term debt	27,069,556

Shareholders’ equity:
Capital stock, with no stated value (common stock authorized: 33,000,000,000 shares; common stock issued: 13,900,028,020 shares)	2,090,270
Capital surplus	5,740,165
Retained earnings:
Appropriated for legal reserve	239,571
Unappropriated retained earnings	4,945,733
Accumulated other comprehensive income, net of taxes	2,477,315
Treasury stock, at cost: 737,772,882 common shares	(522,872)

Total shareholders’ equity	14,970,182

Noncontrolling interests	675,633

Total equity	15,645,815

Total capitalization and indebtedness	¥42,715,371

Note:

(1)	Total short-term borrowings consist of call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account and other short-term borrowings.